

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via E-mail
Michael R. Bramnick
Executive Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re:** **NRG Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 11, 2011**
> **File No. 333-175470**

Dear Mr. Bramnick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Part II. Information Not Required in Prospectus, page II-1

Signatures, page II-9

1. Please ensure that all signatures on behalf of your subsidiary guarantors reflect each individual's position with the guarantor. In this regard, we note that the signatures on behalf of each subsidiary guarantor currently list each individual's position with NRG Energy, Inc., as opposed to the individual's position with the subsidiary guarantor.

Exhibit Index, page II-123

Exhibit 5.01 – Opinion of Kirkland & Ellis LLP, page II-132

2. Please have counsel revise to reflect counsel's reliance on the opinion of Andrews Kurth LLP, rather than Vinson & Elkins LLP.

Exhibit 5.03 – Opinion of Andrews Kurth LLP, page II-132

3. Please have counsel revise to state that Kirkland & Ellis LLP may rely on the opinion.

4. We note counsel's statement in the last paragraph of the opinion that the opinion is given "as of the date hereof" and that counsel disclaims any duty to advise you of any subsequent changes in fact or law. Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Legal Branch Chief

cc: Gerald T. Nowack, P.C.
       Kirkland & Ellis LLP